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                        RALEIGH CAPITAL ASSOCIATES L.P.
                       100 Jericho Quadrangle, Suite 214
                             Jericho, NY 11753-2717





                                                                 August 16, 1996




Mr. Judd Malkin
Arvida/JMB Managers, Inc.
900 North Michigan Avenue
Chicago, IL 60611

Dear Judd:

         We appreciate the opportunity to meet with you today. We wish to emphasize our views and concerns pertaining to the proposed Arvida/JMB Starwood financing. As described to us by you, the contemplated loan is a $160,000,000 facility comprised of two tranches, a senior portion of 80,000,000 (the "Senior Portion") and a junior portion of $80,000,000 (the "Mezzanine Portion"). The Senior Portion is expected to have a floating rate tied to LIBOR while the Mezzanine Portion will bear interest at a rate expected to provide the holder with a 17% yield. Interest on the Senior Portion will be paid currently while interest on the Mezzanine Portion will require limited payments of interest on a fixed basis together with an accrual feature. Proceeds of the loan will be used to retire a substantial portion of the Partnership's existing debt and to make a distribution to unitholders of approximately $350 per unit.

         Based on the information given to us at this point, we wish to repeat our strenuous objection to the proposed borrowing and our desire that the Partnership not proceed with the financing. In our view, the proposed loan terms are excessive relative to present market pricing for this type of facility. Accordingly, we would like to reiterate our offer to use our best efforts to obtain superior financing proposals for the benefit of the Partnership and its unitholders. In addition, to ensure that the Partnership does not risk being worse off by rejecting the Starwood proposal if Raleigh is unable to obtain a superior facility, Raleigh, itself, will provide substantially identical financing to the Starwood proposal as described by you. As you and Lehman Brothers are aware, the partners of Raleigh have aggregate discretionary capital in excess of $2 billion, provide similar financings in the ordinary course of their business, and are experienced as both lenders and borrowers in the structure and terms of such financings.
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         With our offer, the Partnership and its unitholders take no risk and have the opportunity to secure a better financing by terminating discussions with Starwood and commencing discussions with us or others as soon as you are able to. We look forward to hearing from you.

Very truly yours,

RALEIGH CAPITAL ASSOCIATE L.P.
By:      Raleigh GP Corp., its general partner


By:      /s/Michael L. Ashner
         --------------------
         Michael L. Ashner
Its:     President


cc:      W. Edward Scheetz
         Jonathan H. Paul
         Carl Icahn
         Robert Lieber
         Gary Nickele